5525 Erindale Drive, Suite 200
Colorado Springs, Colorado  80918
(800) 595-1641
October 31, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams, Esq.

RE:	Liquid Spins, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-176123

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Liquid Spins, Inc. (the “Company”) requests that its registration statement on Form S-1 (File No. 333-176123) initially filed with the Securities and Exchange Commission (“SEC”) on August 8, 2011, and all amendments and exhibits thereto (collectively the “Registration Statement”), be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter.  The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.  The Company is seeking withdrawal of the Registration Statement because the Company has revised its business plan and has tentatively agreed to sell its assets to another industry participant.

The Company requests that the SEC issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Company also requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions with respect to this matter, please contact David J. Babiarz of Dufford & Brown, P.C. at (303) 861-8013.

Sincerely,

/s/ Paul D. Myers
Paul D. Myers
Chief Operating Officer and Secretary
Liquid Spins, Inc.